Exhibit 99.155
FILED BY SEDAR
March 27, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd. (the “Company”)
Renewal Annual Information Form for the year ended December 31, 2005 Consent of Expert
This letter is being filed as the consent of Gary Giroux, P.Eng. to being named in the Company’s renewal annual information form (the “AIF”) for the financial year ended December 31, 2005, dated March 27, 2006 and to the inclusion of references to my report entitled “A Resource Evaluation of Yorke-Hardy (now known as “Davidson”) Molybdenum-Tungsten Deposit” (the “Report”), the inclusion of the mineral resource estimates (the “Estimates”) prepared under my supervision and set out in the Report, in the AIF and the inclusion of extracts from or a summary of those Estimates and other extracts of the Report in the written disclosure contained in the AIF.
I hereby confirm that I have read the written disclosure of the Estimates and other extracts from the Report in the AIF and have no reason to believe that the written disclosure contains any misrepresentation of the information contained in the Estimates and in the Report.
Sincerely,
Gary Giroux, P.Eng.
Giroux Consultants Ltd..